Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

July 6, 2009

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Miller Thomson, Attn:  Mr. Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JUNE  2009

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Oromin Explorations Ltd. – BC FORM 53-901F, Material Change Report,

➢

Oromin Explorations Ltd. – BC FORM 53-901F, Material Change Report,

➢

Oromin Explorations Ltd. – Notice of Annual and Special General Meeting, Information Circular, Financial Statements Request Form and Proxy.

➢

Oromin Explorations Ltd. – News Release dated June 19, 2009,

➢

Oromin Explorations Ltd. – BC FORM 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: July 6, 2009

By:    “Chet Idziszek”

Chet Idziszek

Its:       President

(Title)

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

June 1st, 2009

Item 3.

Press Release

May 28, 2009, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer announces private placement of common shares.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 1st day of June, 2009.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com
May 28, 2009	Trading Symbol: TSX – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN EXPLORATIONS LTD.  ANNOUNCES PRIVATE PLACEMENT OF COMMON SHARES TO GENERATE PROCEEDS OF UP TO C$20,000,000

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN THE UNITED STATES.  THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

Vancouver, B.C., May 28 2009 - Oromin Explorations Ltd. (OLE - TSX) announced today that it has entered into an agreement pursuant to which a group of agents has agreed to complete a best efforts private placement of common shares at a price of $0.70 per share to raise up to C$15,000,000.  The agents have been provided with an option to increase the size of the placement by an additional $5,000,000, which option must be exercised at least 48 hours prior to the closing of the placement.

The closing of the placement of the common shares is expected to occur on or about June 16, 2009 and is subject to receipt of all necessary regulatory approvals, including that of the Toronto Stock Exchange.

Proceeds of the placement will be used for Oromin’s Sabodala gold project in Sénégal and its Santa Rosa Dome oil and gas project in Argentina as well as for general working capital.

The Company has agreed to pay the agents a commission of 7% of the gross proceeds of the Placement.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

June 1st, 2009

Item 3.

Press Release

May 28, 2009, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer announces private placement of common shares.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 1st day of June, 2009.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com
May 28, 2009	Trading Symbol: TSX – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN EXPLORATIONS LTD.  ANNOUNCES PRIVATE PLACEMENT OF COMMON SHARES TO GENERATE PROCEEDS OF UP TO C$20,000,000

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN THE UNITED STATES.  THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO U.S. PERSONS UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

Vancouver, B.C., May 28 2009 - Oromin Explorations Ltd. (OLE - TSX) announced today that it has entered into an agreement pursuant to which Toll Cross Securities Inc. will act as lead agent of an international group that will include U.K. based Arbuthnot Securities, U.S. based Dahlman Rose & Co. and Toronto based Research Capital Corporation to complete a best efforts private placement offering of common shares at a price of $0.70 per share to raise up to C$15,000,000.  Toll Cross has been provided with an option to increase the size of the placement by an additional $5,000,000, which option must be exercised at least 48 hours prior to the closing of the placement.

The closing of the placement of the common shares is expected to occur on or about June 16, 2009 and is subject to receipt of all necessary regulatory approvals, including that of the Toronto Stock Exchange.

Proceeds of the placement will be used for Oromin’s Sabodala gold project in Sénégal and its Santa Rosa Dome oil and gas project in Argentina as well as for general working capital.

The Company has agreed to pay the Agents a commission of 7% of the gross proceeds of the Offering.

To find out more about Oromin Explorations Ltd. (TSX:OLE; OTC/BB-OLEPF), please visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

OROMIN EXPLORATIONS LTD.

Suite 2000 - 1055 West Hastings Street

Vancouver, B.C., V6E 2E9

TELEPHONE: (604) 331-8772

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual and Special General Meeting of shareholders of OROMIN EXPLORATIONS LTD. (the "Company") will be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, on July 14, 2009, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.

To receive and consider the report of the Directors and the audited consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended February 28, 2009.

2.

To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

3.

To fix the number of directors at seven (7).

4.

To elect directors for the ensuing year.

5.

To consider and, if thought fit, to pass an ordinary resolution to approve and adopt the Company’s New Stock Option Plan, as more fully set forth in the information circular accompanying this notice (the “Information Circular”).

6.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 3rd day of June, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Chet Idziszek”

Chet Idziszek,

(President and Chief Executive Officer)

OROMIN EXPLORATIONS LTD.

INFORMATION CIRCULAR
(as at June 3, 2009, unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Oromin Explorations Ltd. (the “Company”) for use at the annual and special general meeting of the shareholders of the Company to be held on July 14, 2009 (the “Meeting”), at the time and place and for the purposes set out in the accompanying notice of meeting and at any adjournment thereof.  The solicitation will be made by mail and may also be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company.  The Company will bear the cost of this solicitation.  The Company will not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy.  Registered shareholders should deliver their completed proxies to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (by mail, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.

The persons named in the proxy are directors and officers of the Company and are proxyholders nominated by management.  A shareholder has the right to appoint a person other than the nominees of management named in the enclosed instrument of proxy to represent the shareholder at the Meeting.  To exercise this right, a shareholder must insert the name of its nominee in the blank space provided.  A person appointed as a proxyholder need not be a shareholder of the Company.

A registered shareholder may revoke a proxy by:

(a)

signing a proxy with a later date and delivering it at the place and within the time noted above;

(b)

signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and delivering it to the registered office of the Company, located at 1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

(c)

attending the Meeting or any adjournment thereof and registering with the scrutineer as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)

in any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name.  Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such shareholders herein referred to as “Beneficial Shareholders”) should note that only proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting.  If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder.  Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker.  In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms.  Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the notice of meeting, this Information Circular and a request for voting instructions (a “VIF”), instead of a proxy (the notice of Meeting, Information Circular and VIF or proxy are collectively referred to as the “Meeting Materials”) directly to the NOBOs and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on the Beneficial Shareholder’s behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada.  Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions.  A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting.  The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted.  If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own.  A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered shareholders have the right to revoke a proxy.  A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to shareholders in this Information Circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company’s shares.  If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

If a shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by proxy will be voted or withheld from voting by the proxy holder in accordance with those instructions on any ballot that may be called for.  In the enclosed form of proxy, in the absence of any instructions in the proxy, it is intended that such shares will be voted by the proxyholder, if a nominee of management, in favour of the motions proposed to be made at the meeting as stated under the headings in the notice of meeting accompanying this Information Circular.  If any amendments or variations to such matters, or any other matters, are properly brought before the Meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder other than the nominees of management named in the instrument of proxy with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting.  To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon.  This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this Information Circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)

each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)

each proposed nominee for election as a director of the Company; and

(c)

each associate or affiliate of any of the foregoing.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Company consists of an unlimited number of common shares. On June 3, 2009 (the “Record Date”), the Company had 66,067,606 common shares outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote. Only those shareholders of record on the Record Date are entitled to attend and vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, as of the date of this Information Circular, only the person set forth below beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the common shares of the Company.

Shareholder	Number of Common Shares	Percentage of Common Shares
Chet Idziszek	6,979,537	10.6%

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Information Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.  If any vacancies occur in the slate of nominees listed below before the Meeting, management will exercise discretion to vote the proxy for the election of any other person or persons as directors.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meeting:

Name, jurisdiction of residence and office held	Principal occupation in the last five years	Director since	Number of common shares beneficially owned
DEREK BARTLETT Ontario, Canada Director (1)(2)(3)	Consultant; Former President of Kingsman Resources Inc. and Saville Resources Inc. since 1994 and a director of several other junior mining companies.	2002	100,000 shares
ROBERT H. BRENNAN Illinois, USA Director(1)	Senior Vice President, CB Richard Ellis – Capital Markets. Financier.	2006	1,382,523 shares
NELL M. DRAGOVAN B.C., Canada Director	Businesswoman	2004	2,156,904 shares
CHET IDZISZEK B.C., Canada Chairman of the Board, Chief Executive Officer, President and Director	Geologist; President of the Company.	1994	6,979,537 shares
ROBERT A. SIBTHORPE B.C., Canada Director (1)(2)	Consulting geologist; previously mining analyst for Canaccord Capital Corp. from 1996 to 2001.	2004	Nil shares
JAMES G. STEWART B.C., Canada Director and Corporate Secretary	Barrister and Solicitor	1995	746,377 shares ( 515,877 shares of these shares are held in name of J.G. Stewart Law Corporation Ltd.)
DOUGLAS TURNBULL B.C., Canada Director	Geological Consultant; President of Lakehead Geological Services Inc.	2002	52,000 shares

(1)

Members of the audit committee.

(2)

Members of the Corporate Governance and Compensation Committee.

(3)

Member of the nominating committee.

The above information, including information as to common shares beneficially owned, has been provided by the respective directors individually.

Other than as set out below, no proposed director of the Company:

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)

was the subject:

(A)

of a cease trade order;

(B)

an order similar to a cease trade order; or

(C)

an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days,

while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to:

(A)

a cease trade order;

(B)

an order similar to a cease trade order; or

(C)

an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days,

after the proposed director was acting in the capacity as director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Mr. Derek Bartlett was a director of Diadem Resources Ltd. (“DRL”), a company listed on the TSX Venture Exchange, which was the subject of cease trade orders issued by the Ontario Securities Commission on October 23, 2001 and October 22, 2002 for failure to file required financial information. The required financial information was filed in December, 2001 and December, 2002 and the Ontario Securities Commission orders were revoked on December 17, 2001 and December 24, 2002, respectively.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Interpretation

“Named executive officer” (“NEO”) means:

(a)

a Chief Executive Officer (“CEO”);

(b)

a Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The NEOs who are the subject of this Compensation Discussion and Analysis are Chet Idziszek, President and Chief Executive Officer, Ian Brown, Chief Financial Officer, Nell Dragovan, Director, David Mallo, Vice-President Exploration, and James G. Stewart, Corporate Secretary.

Compensation Program Objectives

The objectives of the Company’s executive compensation program are as follows:

•

to attract, retain and motivate talented executives who create and sustain the Company’s continued success;

•

to align the interests of the Company’s executives with the interests of the Company’s shareholders; and

•

to provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Overall, the executive compensation program aims to design executive compensation packages that meet executive compensation packages for executives with similar talents, qualifications and responsibilities at companies with similar financial, operating and industrial characteristics.  The Company is a junior mineral exploration company involved in the business of exploring its resource properties located in Senegal and Argentina and will not be generating significant revenues from operations for a significant period of time.  As a result, the use of traditional performance standards, such as corporate profitability, is not considered by the Company to be appropriate in the evaluation of the performance of the NEOs.

Purpose of the Compensation Program

The Company’s executive compensation program has been designed to reward executives for reinforcing the Company’s business objectives and values, for achieving the Company’s performance objectives and for their individual performances.

Elements of Compensation Program

The executive compensation program consists of a combination of base salary and stock option incentives. In most years there is an annual bonus paid in December in a uniform amount to each salaried staff member and officer reflecting achievement of overall corporate goals.

Purpose of Each Element of the Executive Compensation Program

The base salary of an NEO is intended to attract and retain executives by providing a reasonable amount of non-contingent remuneration.

In addition to a fixed base salary, each NEO is eligible to receive an annual bonus of uniform amount described above under “Elements of Compensation Program”.

Stock options are generally awarded to NEOs on an annual basis based on performance measured against set objectives.  The granting of stock options upon hire aligns NEOs’ rewards with an increase in shareholder value over the long term.  The use of stock options encourages and rewards performance by aligning an increase in each NEO’s compensation with increases in the Company’s performance and in the value of the shareholders’ investments.

Determination of the Amount of Each Element of the Executive Compensation Program

Corporate Governance and Compensation Committee

Since the end of the last financial year, the Company appointed a committee (the “Corporate Governance and Compensation Committee”) to ensure that sound corporate governance policies are observed within the company and to oversee the Company’s overall human resource policies and procedures.  The mandate of the Corporate Governance and Compensation Committee provides that the committee will be comprised of a minimum of two directors, both of whom are independent.

Compensation of the directors and officers of the Company, including the NEOs, will be reviewed annually by the Corporate Governance and Compensation Committee.  The Corporate Governance and Compensation Committee makes recommendations to the Board of Directors of the Company (the “Board”), which approves the compensation of the directors and officers, including the NEOs’ base salaries, performance bonuses, if any, and incentive stock options, based on such recommendations.

The members of the Corporate Governance and Compensation Committee are Derek Bartlett and Robert Sibthorpe, both of whom are independent.

Base Salary

The base salary review of each NEO takes into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the NEO.  Base salary is not evaluated against a formal “peer group”.  The Corporate Governance and Compensation Committee relies on the general experience of its members in setting base salary amounts.

Performance Bonuses

The Company’s current bonus regime consists solely of an annual bonus of uniform amount awarded to each employee and officer of the Company, as described above under “Elements of Compensation Program”.

Stock Options

The strategic use of incentive stock options is a cornerstone of the Company’s compensation plan for all executives and senior employees and is one of the Company’s primary tools for attracting, motivating and retaining qualified executive and senior employees, which is critical to the Company’s future success. The granting of stock options to executives and senior employees is currently the Company’s only long-term remuneration incentive.

Since the end of the last financial year, the Company has adopted a new stock option plan (the “New Stock Option Plan”).  The New Stock Option Plan will replace the Company’s previous stock option plan and the New Stock Option Plan remains subject to regulatory and shareholder approval.  See “Particulars of Matters to be Acted Upon – Stock Option Plan”.

In evaluating option grants to executive officers under the New Stock Option Plan, the Board and the Corporate Governance and Compensation Committee will consider a number of factors, including, but not limited to: (i) the number of options and the vesting conditions, if any, that attach to options already held by such executive officer; (ii) a fair balance between the number of options held by the executive officer concerned and the other executives of the Company, in light of their responsibilities and objectives; and (iii) the value of the options as a component in the executive officer’s overall compensation package.

Vesting conditions for stock options to be granted to executive officers under the New Stock Option Plan will be determined at the discretion of the Board and the Corporate Governance and Compensation Committee and will be linked to the achievement of certain objectives and to the Company’s desire to used stock options to retain executive officers for longer terms. No stock options have been granted under the New Stock Option Plan.

The maximum number of common shares issuable upon the exercise of options pursuant to the New Stock Option Plan is equal to 10% of the issued and outstanding common shares of the Company on a rolling basis (i.e., 10% of the number of common shares on issue from time to time immediately prior to any grant of options).

Link to Overall Compensation Objectives

Each element of the executive compensation program has been designed to meet one or more objectives of the overall program.

The fixed base salary of each NEO, combined with the granting of stock options, has been designed to provide total compensation which the Board believes is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Performance Graph

The graph below compares, assuming an initial investment of $100, the yearly percentage change in the cumulative total shareholder return on the Company’s common shares (“OLE”) trading on the TSX Venture Exchange (for the period from March 1, 2004 to December 15, 2008) and the Toronto Stock Exchange (for the period from December 16, 2008 to February 28, 2009) against the cumulative total shareholder return of the S&P/TSX Venture Composite Index (“TSXV”).

For greater clarity, $100.00 invested on March 1, 2004 in shares of the Company or in the S&P TSXV Composite Index would have had the following values at the dates shown:

	Feb 28, 2005	Feb 28, 2006	Feb 28, 2007	Feb 29, 2008	Feb 28, 2009
The Company	300.00	855.00	1910.00	1700.00	430.00
S&P TSXV Composite Index	106.36	138.37	160.06	145.20	44.97

On December 31, 2008 a new form of executive compensation disclosure, Form 51-102F6 – Statement of Executive Compensation (in respect of financial years ending on or after December 31, 2008) (the “New Form”) came into effect.  The New Form requires the disclosure of the total compensation paid to NEOs, which was not required under the previous form.  This is the first year in which the Company has prepared its disclosure of executive compensation in accordance with the New Form.  As such, and in accordance with the requirements of the New Form, the Company does not have comparative amounts for previous years with regards to the total value of executive compensation paid in those years.  Therefore, a comparison of the trend shown in the performance graph, above, with the trend in compensation paid to executive officers over the same period, may not be useful.  It should also be noted that the compensation of the Company’s executive officers is based on a number of key factors and, given the Company’s current stage of development, is not solely based on the Company’s share price performance.

Summary Compensation Table

The following table presents information concerning all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, to NEOs by the Company and its subsidiaries for services in all capacities to the Company during the most recently completed financial year:

Name and principal position	Year	Salary ($)	Bonus ($)	Option-based awards(3) ($)	All other compensation ($)	Total compensation ($)
Chet Idziszek President and CEO	2009	172,200	2,000	503,048	Nil	677,248
Ian Brown CFO	2009	55,000	2,000	125,762	Nil	182,762
Nell Dragovan Director	2009	82,200	2,000	167,683	Nil	251,883
David Mallo Vice-President Exploration	2009	Nil	5,000(1)	335,365	188,760(1)	529,125
James G. Stewart Corporate Secretary	2009	Nil	2,000	209,603	149,100(2)	360,703

(1)

The “other compensation” to Mr. Mallo was paid by Oromin Joint Venture Group Limited (“OJVG”) pursuant to a consulting agreement for professional services provided by Mr. Mallo. Mr. Mallo’s bonus of $5,000 is an exception to the uniform bonus paid to most employees and officers of the Company.

(2)

The “other compensation” to Mr. Stewart consists of fees paid to J. G. Stewart Law Corporation Ltd. for legal services.

(3)

The amounts shown in this category are the “fair values” as determined at the date of grant using the Black-Scholes option pricing model (“BSOPM”), and are the same values as used by the Company in determining stock-based compensation for accounting purposes. The Board of Directors believes there are significant arguments in valuation theory that the use of the BSOPM for ascribing a compensation cost reportable under the New Form may provide inappropriate values. However, the use of values determined using the BSOPM is accepted by the CSA and the CICA, and under the circumstances the Board of Directors has accepted this basis of valuation.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to each NEO of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Chet Idziszek	300,000 550,000 300,000	$0.70 $1.90 $3.25	September 15, 2010 Feb 15, 2011 March 26, 2013	$48,000 Nil Nil	Nil Nil Nil	N/A N/A N/A
Ian Brown	200,000 75,000	$2.80 $3.25	April 20, 2012 March 26, 2013	Nil Nil	Nil Nil	N/A N/A
Nell Dragovan	75,000 100,000	$1.90 $3.25	Feb 15, 2011 March 26, 2013	Nil Nil	Nil Nil	N/A N/A
David Mallo	20,000 100,000 200,000	$0.80 $1.90 $3.25	November 22, 2010 Feb 15, 2011 March 26, 2013	$1,200 Nil Nil	Nil Nil Nil	N/A N/A N/A
James G. Stewart	75,000 125,000	$1.90 $3.25	Feb 15, 2011 March 26, 2013	Nil Nil	Nil Nil	N/A N/A

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for each NEO during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Chet Idziszek	503,048	Nil	Nil
Ian Brown	315,832	Nil	Nil
Nell Dragovan	167,683	Nil	Nil
David Mallo	335,365	Nil	Nil
James G. Stewart	209,633(1)	Nil	Nil

(1)

The value vested in respect of Mr. Stewart is related to an option grant to J. G. Stewart Law Corporation Ltd.

Director Compensation

Director Compensation Table

The following table sets forth information with respect to all amounts of compensation provided to the directors of the Company for the most recently completed financial year.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards(4) ($)	Bonus ($)	All other compensation ($)	Total ($)
Derek Bartlett(1)	2,000	Nil	167,683	Nil	Nil	169,683
Robert H. Brennan	Nil	Nil	209,603	Nil	Nil	209,603
Norman Haimila(2)	Nil	Nil	167,683	Nil	45,398	213,081
Robert A. Sibthorpe	Nil	Nil	167,683	Nil	Nil	167,683
Douglas Turnbull(3)	Nil	Nil	167,683	Nil	163,236	330,919

(1)

The Company commenced paying Mr. Bartlett a cash fee of $1,000 per month effective January 1, 2009 for acting as the Company’s Lead Director.

(2)

Dr. Haimila resigned as a director July 18, 2008. His compensation amounts are for the period March 1, 2008 to the date of his resignation. His “other compensation” amount is for professional geological consulting fees.

(3)

Mr. Turnbull’s “other compensation” represents fees billed to the Company, including its subsidiaries, by Lakehead Geological Services Inc. for professional services carried out by Mr. Turnbull.

(4)

The amounts shown in this category are the “fair values” as determined at the date of grant using the Black-Scholes option pricing model (“BSOPM”), and are the same values as used by the Company in determining stock-based compensation for accounting purposes. The Board of Directors believes there are significant arguments in valuation theory that the use of the BSOPM for ascribing a compensation cost reportable under the New Form may provide inappropriate values. However, the use of values determined using the BSOPM is accepted by the CSA and the CICA, and under the circumstances the Board of Directors has accepted this basis of valuation.

Share-Based Awards, Options-Based Awards and Non-Equity Incentive Plan Compensation

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to the directors of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Derek Bartlett	50,000 100,000	$1.90 $3.25	Feb. 15/11 Mar 26/13	Nil Nil	Nil Nil	Nil Nil
Robert H. Brennan	200,000 125,000	$1.90 $3.25	Feb. 15/11 Mar 26/13	Nil Nil	Nil Nil	Nil Nil
Robert A. Sibthorpe	50,000 100,000	$1.90 $3.25	Feb. 15/11 Mar 26/13	Nil Nil	Nil Nil	Nil Nil
Douglas Turnbull	75,000 100,000	$1.90 $3.25	Feb. 15/11 Mar 26/13	Nil Nil	Nil Nil	Nil Nil

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for the directors of the Company during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Derek Bartlett	167,683	Nil	Nil
Robert H. Brennan	209,603	Nil	Nil
Robert A. Sibthorpe	167,683	Nil	Nil
Douglas Turnbull	167,683	Nil	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table sets out, as of the end of the most recently completed financial year, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	5,578,000	$2.36	1,028,760
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	5,578,000		1,028,760

The information presented in the table above is as at February 28, 2009.  Since that date, the Company has adopted the New Stock Option Plan, which will replace the Company’s previous stock option plan, once it receives regulatory and shareholder approval.  If such approvals are not obtained the Company will be without an incentive stock option plan and will not be able to grant further options.  See “Particulars of Matters to be Acted Upon – Stock Option Plan”.

CORPORATE GOVERNANCE

Since the end of the last financial year, the Company has adopted a corporate governance manual (the “Manual”).  The Manual sets out the operating guidelines for the Board, guidelines for individual directors, the mandates of the Company’s committees, the terms of reference for the chair of the Board (the “Chair”) and the chairs of the Company’s committees, the Company’s code of business conduct and ethics and the Company’s disclosure policy.  A copy of the Manual is available under the Company’s profile on SEDAR at www.sedar.com.

Board of Directors

Independence

The definition of independence used by the Company is that used by the Canadian Securities Administrators, which is set out in section 1.4 of National Instrument 52-110 Audit Committees (“NI 52-110”).  A director is independent if he has no direct or indirect material relationship to the Company.  A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment.  Certain types of relationships are by their very nature considered to be material relationships and are specified in section 1.4 of NI 52-110.

The Board of Directors presently has seven (7) directors, three (3) of whom are independent.  Derek Bartlett, Robert Brennan and Robert A. Sibthorpe are considered to be independent directors.  Chet Idziszek, Nell M. Dragovan, James G. Stewart and Douglas Turnbull are not considered to be independent as they are deemed to have a material relationship with the Company, by virtue of Mr. Idziszek being the President and Chief Executive Officer of the Company, Ms. Dragovan being a salaried executive of the Company and a member of Mr. Idziszek’s immediate family, Mr. Stewart being the Secretary of the Company and Mr. Turnbull as he receives consulting fees for the provision of geological services.

The Board believes that the principal objective of the Company is to generate economic returns with the goal of maximizing shareholder value, and that this is to be accomplished by the Board through its stewardship of the Company.  In fulfilling its stewardship function, the Board’s responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues.  Directors are involved in the supervision of management.

The Chairman, Mr. Idziszek, is not independent.  In accordance with the Manual and in order to facilitate the exercise independent judgment by the Board, the independent members of the Board have elected from among themselves a lead director (the “Lead Director”), Mr. Bartlett, who will chair regular meetings of the independent directors and carry out such other duties as the independent directors may from time to time determine.

The Manual further provides that after each meeting of the Board the independent members of the Board will meet without the non-independent directors and management.  In accordance with the Manual, the Board will meet a minimum of four times per year, at least once every quarter, and may call special meetings as required.

During the most recently completed financial year, the Board of Directors did not meet, nor did the independent directors meet without the non-independent members of the Board in attendance.  Since the end of the most recently completed financial year, the Board adopted the Manual and is now committed to hold meetings of the Board and of the independent members of the Board, at least quarterly, as described in the paragraph above.

Other Directorships

The directors of the Company are also directors of the following other reporting issuers:

Current Director / Nominee	Other Directorships of other Reporting Issuers
Derek Bartlett	Cadman Resources Inc. Kingsman Resources Ltd. Newport Gold Inc. Saville Resources Ltd. Waseco Resources Ltd. X-Cal Resources Ltd.
Nell M. Dragovan	Madison Minerals Inc.
Chet Idziszek	Cadman Resources Inc. Lund Gold Ltd. Madison Minerals Inc.
Robert A. Sibthorpe	Klondex Mines Ltd. Madison Minerals Inc. TTM Resources Inc.
James G. Stewart	Bayswater Uranium Corporation Cascade Resources Inc. CMYK Capital Inc. Kingsman Resources Ltd. Lund Gold Ltd. Madison Minerals Inc. Salmon River Resources Ltd.
Douglas Turnbull	CMYK Capital Inc. Dagilev Capital Corp. Grizzly Diamonds Ltd. Salmon River Resources Ltd.

Operating Guidelines for the Board of Directors

A copy of the operating guidelines for the board of directors (the “Operating Guidelines”) is attached to this Circular as Schedule A.

Position Descriptions

The Manual sets out positions descriptions for the Chair and for the chair of each committee of the Board, as well as a position description for the CEO of the Company.

Orientation and Continuing Education

The Operating Guidelines include a description of the measures taken by the Board to orient new directors and provide continuing education for its directors.  See “New Director Orientation” and “Continuing Education” in the Operating Guidelines attached to this Circular as Schedule A.

Ethical Business Conduct

The Manual contains a Code of Business Conduct and Ethics (the “Code”) which is intended to document the principles of conduct and ethics to be followed by the Company’s directors, officers and employees.  The purpose of the Code is to

•

Promote integrity and deter wrongdoing

•

Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.

•

Promote avoidance of absence of conflicts of interest.

•

Promote full, fair, accurate, timely and understandable disclosure in public communications made by the Company.

•

Promote compliance with applicable governmental laws, rules and regulations.

•

Promote and provide a mechanism for the prompt, internal reporting of departures from the Code.

•

Promote accountability for adherence to the Code.

•

Provide guidance to the Company’s directors, officers and employees to help them recognize and deal with ethical issues.

•

To help foster a culture of integrity, honesty and accountability throughout the Company.

In the Board’s regular meetings, the Board considers the Company’s operations and business activities in light of the Code.   The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. The Board does not monitor compliance with the Code, but satisfies itself regarding compliance with the Code by periodic discussions with senior management.

A copy of the Code may be obtained by any shareholder (without charge) by contacting the Secretary of the Company by mail, at Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C., V6E 2E9, by e-mail, at jstewart@mine-tech.com, or by telephone at 604 331-8772.  A copy of the Code is also included in the Manual, which is available under the Company’s profile on SEDAR at www.sedar.com.

Nomination of Directors

Since the end of the last financial year, the Company appointed a committee (the “Nominating Committee”) to assist the Board in fulfilling its responsibilities with respect to the identification and evaluation of qualified candidates and recommending such candidates for nomination to the Board and its various committees.  The mandate of the Nominating Committee provides that the committee will be comprised of a minimum of one director, who will be independent.

The sole member of the Nominating Committee is Derek Bartlett, who is an independent director.

The Nominating Committee has the following responsibilities and powers:

1.

to set the criteria for selecting new directors;

2.

to identify, assess and make recommendations to the Board as to qualified candidates for nomination for election to the Board, and Board committees, with a view to the independence and expertise required for effective governance and satisfaction of applicable regulatory requirements, including consideration of nominees recommended by shareholders;

3.

in making its recommendations to the Board, to consider the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess, the competencies and skills that the Board considers each existing director to possess, the competencies and skills each new nominee will bring to the Board and the ability of each new nominee to devote sufficient time and resources to his or her duties as a director;

4.

to review and report to the Board on matters relating to the nomination of directors, and in so doing, to do the following:

(a)

develop criteria for selection of directors and procedures to identify possible nominees,

(b)

review and assess qualifications of Board nominees,

(c)

submit to the Board for consideration and decision names of the nominees to be brought forward to the next annual general meeting of shareholders or to be appointed to fill vacancies in between annual general meetings,

(d)

through the chair of the Nominating Committee, approach nominees,

(e)

consider and recommend to the Board appropriate retirement ages of directors, and

(f)

determine if any director’s qualifications or credentials since his or her appointment have changed or other circumstances arisen so as to warrant a recommendation that such director resign;

5.

to make recommendations to the Board as to which directors should be classified as independent and which should be classified as non-independent;

6.

to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

7.

to develop and recommend to the Board for approval, and periodically review, structures and procedures designed to ensure that the Board can function independently of management;

8.

to conduct periodic reviews of the Company’s corporate governance policies and make policy recommendations aimed at enhancing Board and committee effectiveness;

9.

to consider and, from time to time, make recommendations to the full Board as to the appropriate size of the Board, with a view to facilitating effective decision making;

10.

to develop for approval by the Board and periodically review orientation and education programs for new directors;

11.

to develop for approval by the Board procedures for reviewing and assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of each individual director, and then carry out such reviews and assessments on an annual basis;

12.

to perform any other activities consistent with the mandate of the Nominating Committee, as the Nominating Committee or the Board deems necessary or appropriate; and

13.

to review and assess its effectiveness, contribution and the mandate of the Nominating Committee annually and recommend any proposed changes thereto to the Board.

The Nominating Committee will meet at lease once per year and may call special meetings as required.

Compensation

See “Executive Compensation - Compensation Discussion and Analysis - Determination of the Amount of Each Element of the Executive Compensation Program”, above, for a disclosure in relation to the process by which the Board determines compensation for the Company’s directors and officers and the independence of the Corporate Governance and Compensation Committee.

The Corporate Governance and Compensation Committee will review management prepared policies and make recommendations to the Board regarding the following matters:

1.

the development of appropriate corporate governance guidelines, including the development of a set of corporate governance principles and guidelines that is specifically applicable to the Company and the annual review of such recommendations with any applicable policy recommendations aimed at enhancing Board and committee effectiveness;

2.

compensation, philosophy, policies and guidelines for senior officers, as well as supervisory and management personnel of the Company and any subsidiary companies;

3.

corporate benefits for senior management;

4.

incentive plans, along with global payment information as it applies to senior management bonus and discretionary bonus plans;

5.

review and approval of corporate goals and objectives relevant to CEO compensation;

6.

evaluation of the performance of the CEO in light of corporate goals and objectives and making recommendations to the Board with respect to compensation levels based on such evaluations;

7.

making recommendations to the Board with respect to non-CEO officer and director compensation, incentive compensation plans and equity based plans;

8.

policies regarding the Company’s incentive stock option plan and the granting of stock options to directors, management and employees of the Company;

9.

compensation levels for directors and committee members, including the compensation of the chair of the Board and the chair of any Board committees, to ensure compensation realistically reflects the responsibilities and risk involved in being an effective director.  Compensation should be commensurate with the time spent by directors in meeting their obligations and should be transparent and easy for shareholders to understand;

10.

succession plan for the CEO and other executives and key employees of the Company, in conjunction with the CEO;

11.

any material changes in human resources policy, procedure, remuneration and benefits;

12.

review of executive compensation disclosure in all public disclosure documents before the Company publicly discloses such information;

13.

the Corporate Governance and Compensation Committee will review and assess its effectiveness, contribution and this Mandate annually and recommend any proposed changes thereto to the Board;

14.

perform any other activities consistent with this Mandate, as the Corporate Governance and Compensation Committee or the Board deems necessary or appropriate; and

15.

the Corporate Governance and Compensation Committee will have the authority to delegate any specific tasks to individual Corporate Governance and Compensation Committee members.

Other Board Committees

The Board has not established any committees other than the Audit Committee, the Corporate Governance and Compensation Committee and the Nominating Committee.

Assessments

The Nominating Committee is responsible for developing, for approval by the Board, procedures for reviewing and assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of each individual director.  The Nominating Committee will carry out such reviews and assessments on an annual basis.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company or any subsidiary thereof, has more than “routine indebtedness” to the Company or any subsidiary thereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year, which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

APPOINTMENT OF AUDITOR

The management of the Company intends to nominate Davidson & Company LLP of Vancouver, British Columbia for appointment as auditors of the Company.  Forms of proxy given pursuant to the solicitation of the management of the Company, will, on any poll, be voted as directed and, if there is no direction, be voted for the appointment of Davidson & Company LLP of Vancouver, British Columbia  at a remuneration to be fixed by the directors.  Davidson & Company were first appointed auditors of the Company on February 27, 2003.

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan

Pursuant to its graduation from the TSX Venture Exchange to the Toronto Stock Exchange (the “Exchange”), the Company has adopted the New Stock Option Plan.  The New Stock Option Plan provides for a maximum number of common shares issuable pursuant to options granted under the New Stock Option Plan equal to 10% of the then issued and outstanding common shares.  The main features of the New Stock Option Plan are summarized below.

The New Stock Option Plan is required to be submitted to the shareholders of the Company for approval.  Upon receiving approval of the New Stock Option Plan from the shareholders and the Exchange, the New Stock Option Plan will replace the Company’s previous stock option plan in its entirety and all stock options granted under the previous stock option plan will be governed by the provisions of the New Stock Option Plan.  If the shareholders of the Company do not approve the New Stock Option Plan, the Company will be without an incentive stock option plan and will not be able to grant options.  The granting of stock options to executives and senior employees is currently the Company’s only long-term remuneration incentive.  Without a stock option plan, the Company will be unable to use stock options strategically, either as part of its compensation program or as a means of attracting, motivating and retaining qualified persons, which the Company feels is critical to its future success.

There are presently 5,578,000 options outstanding under the Company’s previous stock option plan, representing 8.44% of currently issued and outstanding common shares. These options will remain unaffected by the New Stock Option Plan, however, should the shareholders not approve the New Stock Option Plan, the Company will be unable to grant any new options until a plan is approved by the shareholders. There will be 1,028,760 common shares available to be issued pursuant to further grants under the New Stock Option Plan, which represents 1.56% of currently issued and outstanding common shares.

•

The eligible participants under the New Stock Option Plan will be the directors, officers, service providers and insiders of the Company and its subsidiaries. Service providers are (i) employees (including full-time and part-time); (ii) any individual, corporation, partnership or other entity that provides ongoing management or consulting services for an initial, renewable or extended period of twelve months or more; and (iii) any individual who provides ongoing management or consulting services indirectly through a corporation, partnership or other entity covered under the preceding clause (ii).

•

The exercise price for options to be issued under the New Stock Option Plan will be set by the Board and expressed in a written Option Agreement between the Company and the grantee.  Under the New Stock Option Plan, the exercise price will not be less than the market price of the common shares at the time the option is granted.  For this purpose, “market price” means the volume weighted average trading price of the common shares on the Exchange for the five trading days immediately preceding the grant of the options, but if at least 75% of each of the trading volume and trading value of the common shares for the six months preceding the grant of the options is on a stock exchange other than the Exchange, the “market price” is the price per common share acceptable under the requirements of that stock exchange.  If the common shares are not listed on any stock exchange, the exercise price will be the price per common share on the over-the-counter market determined by dividing the aggregate sale price of the common shares by the total number of such shares so sold on the last day prior to the date the options are granted.

•

Appropriate adjustments in the number and exercise price of options are made in the event of a share reorganization, special distribution or corporate reorganization that affects the share capital of the Company.

•

Stock options will have a term set by the Board, which will not exceed ten years from the date of grant.

•

Upon the death or disability of an optionee, or retirement of an optionee, options that have then vested will be exerciseable until the earlier of (i) 365 days after death, disability or retirement and (ii) the original expiry date of the options. In the case of retirement at the request of his or her employer, voluntary resignation or termination without cause, options that have then vested will be exerciseable until the earliest of (i) six months after such retirement, resignation or termination without cause, (ii) six months after the date of delivery of notice of such retirement, resignation or termination, and (iii) the original expiry date of the options; provided that the Board has the discretion to increase the six month exercise period by up to a further six months or the original expiry date, whichever occurs first. In these two instances, unvested options are cancelled immediately. In the case of termination for cause, all options held by an optionee, whether vested or not, are cancelled on the date of such termination.

•

The expiry date of options, including any revised expiry date as described in the paragraph above, are subject to extension for any blackout period, such that any option expiring during a blackout period will be extended for a period of 10 business days following the end of such blackout period.

•

Options are assignable to certain permitted assigns of an option holder, being (i) a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder; (ii) a corporation or other entity that is controlled by the option holder; and (iii) a registered retirement savings plan or a registered retirement income fund of the option holder.  Such a permitted assign, or an option holder’s legal personal representatives may exercise and otherwise deal with options in certain circumstances described in the New Stock Option Plan.

•

The vesting terms of stock options, if any, including whether vesting will be in installments, will be determined by the Board.

•

All options will become vested in the event of a take-over bid, to enable option holders to exercise their options and tender the common shares issuable on such exercise to the take-over bid. If the take-over bid is not completed or if the common shares are not taken up and paid for by the offeror, then the Company will refund the exercise price for the common shares and such shares will be returned to the Company and the exercised options will be reinstated as if they had not been exercised, with the original vesting provisions. The Board will also have the power to accelerate the expiry date of options in the event of a take-over bid, so that all outstanding options will either be exercised or will expire prior to the date on which common shares must be tendered pursuant to the take-over bid.

•

All options become vested upon a change of control of the Company.

•

If the New Stock Option Plan is terminated, the provisions thereof and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the New Stock Option Plan, the Board will remain able to make such amendments to the New Stock Option Plan or the options as they would have been entitled to make if the New Stock Option Plan were still in effect.

•

The Board may from time to time, in its absolute discretion and without shareholder approval, make the following amendments to the New Stock Option Plan or any option granted thereunder:

o

amend the date upon which an option may expire, unless the amendment extends the expiry date of an option held by an Insider (as such term is defined in the New Stock Option Plan);

o

amend the vesting provisions of the New Stock Option Plan and any option agreement pursuant to the New Stock Option Plan;

o

provide for a cashless exercise feature to the New Stock Option Plan or an option granted thereunder;

o

amend the New Stock Option Plan or an option granted thereunder as necessary to comply with applicable law or the requirements of the Exchange or any other regulatory body having authority over the Company, the New Stock Option Plan or the shareholders;

o

any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the New Stock Option Plan, correct or supplement any provision of the New Stock Option Plan that is inconsistent with any other provision of the New Stock Option Plan, correct any grammatical or typographical errors or amend the definitions in the New Stock Option Plan regarding administration of the New Stock Option Plan;

o

any amendment respecting the administration of the New Stock Option Plan; and

o

any other amendment that does not require shareholder approval as described below.

•

Shareholder approval is required for the following amendments to the New Stock Option Plan:

o

any increase in the maximum number of common shares that may be issuable pursuant to options granted under the New Stock Option Plan;

o

any reduction in the Option Price or extension of the Expiry Date of an Option held by an Insider;

o

any change that would materially modify the eligibility requirements for participation in the New Stock Option Plan.

•

The New Stock Option Plan also provides for the granting of share appreciation rights (“SARs”). SARs would permit a holder to receive, at no cost, common shares which, when multiplied by the market value on the day immediately prior to the date of the exercise of the SARs, have a total value equal to the product of the number of common shares subject to the SARs times the difference between the fair market value on the day immediately prior to the exercise of the SARs and the exercise price. The Board has not activated this part of the New Stock Option Plan and no SARs have been granted.

The policies of the Exchange (the “Policies”) currently require that approval of

(a)

the New Stock Option Plan or

(b)

any amendment to the New Stock Option Plan that requires shareholder approval pursuant to the Policies or pursuant to the provisions of the New Stock Option Plan will, in certain circumstances as set out in the Policies, require approval of the shareholders of the Company, excluding those shareholders who are Insiders of the Company eligible to participate in the Stock Option Plan.  As of the date hereof, Insiders of the Company hold 11,478,841 common shares.

A copy of the New Stock Option Plan may be obtained by any shareholder (without charge) by contacting the Secretary of the Company by mail, at Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C., V6E 2E9, by e-mail, at jstewart@mine-tech.com, or by telephone at 604 331-8772.

The shareholders of the Company will be asked to consider and, if thought fit, to approve the following ordinary resolutions:

“RESOLVED THAT:

1.

The Company’s new stock option plan (the “New Plan”), a summary of which has been included in the Management Information Circular dated June 3, 2009, be and is hereby approved and adopted as the stock option plan of the Company and all unallocated options under the New Plan be and are hereby approved.

2.

The Company have the ability to grant options under the New Plan until July 14, 2012, being the date that is three years from the date at which shareholder approval for the New Plan is sought.

3.

The form of the New Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval from the shareholders of the Company.

4.

The board of directors of the Company is authorized to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard.

5.

Any one officer or director of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as such director or officer may determine to be necessary or advisable to implement these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”

An ordinary resolution requires the approval of a simple majority (50% plus one vote) of the votes cast by those shareholders of the Company, who, being entitled to, vote in person or by proxy at a general meeting of the Company.

Management of the Company recommends that the shareholders vote in favour of the approval of the New Stock Option Plan, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

OTHER MATTERS

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of meeting and other matters which may properly come before the Meeting or any adjournment.

ADDITIONAL INFORMATION

Additional information on the Company is available on the internet on SEDAR at www.sedar.com.  Financial information is provided in the Company’s financial statements and management discussion and analysis which are available on SEDAR.  The audited financial statements for the year ending February 28, 2009, together with the auditor’s report will be presented at the Meeting.  You may request copies of the Company’s financial statements and management discussion and analysis by completing the request card included with this Information Circular, in accordance to the instructions therein.

DATED June 3, 2009.

BY THE MANAGEMENT OF OROMIN EXPLORATIONS LTD.
“Chet Idziszek”
Chet Idziszek President and Chief Executive Officer

SCHEDULE A

OPERATING GUIDELINES FOR THE BOARD OF DIRECTORS

General

The board of directors (the “Board”) acknowledges responsibility for the stewardship of Oromin Explorations Ltd. (the “Company”).  The Board believes that the principal objective of the Company is to generate economic returns with the goal of maximizing shareholder value.  This is to be accomplished by the Board through its stewardship of the Company.  In fulfilling its stewardship function, the Board’s responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues.

The Board believes that good corporate governance practices provide an important framework for a timely response by the Board to situations that may directly affect shareholder value.  The Board is committed to practicing good corporate governance and has adopted these guidelines to help it practice good corporate governance.

These guidelines, as set out below, define the role of the Board and outline how the Board will operate to carry out its duties of stewardship and accountability.

The Board-Management Relationship

While the Board is called upon to “manage” the business of the Company by law, this is generally carried out by proxy through the Company’s chief executive officer (the “CEO”), who is appointed by the Board and charged with the day-to-day leadership and management of the Company.  The Board will satisfy itself, to the extent feasible, as to the integrity of the CEO and other “executive officers”1 of the Company and that they are creating a culture of integrity throughout the Company.

The CEO’s prime responsibility is to lead the Company.  The CEO formulates corporate policies and proposed actions and presents them to the Board for approval.  The Board approves the goals of the business, the objectives and policies within which it is managed, and then steps back and evaluates management’s performance.  Reciprocally, the CEO keeps the Board fully informed of the Company’s progress towards the achievement of its goals and of all material deviations from the goals or objectives and policies established by the Board, in a timely and candid manner.

Once the Board has approved the Company’s goals, objectives and policies it acts in a unified and cohesive manner in supporting and guiding the CEO, subject to its duty to act in the best interests of the Company.

Board Independence

The Board must have the capacity, independently of management, to fulfill its responsibilities.  Independence is based upon the absence of relationships and interests that could compromise the ability of a director to exercise judgment with a view to the best interests of the Company.  The Board must be able to make an objective assessment of management and assess the merits of management initiatives.  Therefore, the Company is committed to the following practices:

1.

the recruitment of strong, “independent”2 directors;

____________________

1 An “executive officer” is an individual who is (a) a chair, vice-chair or president; (b) a vice-president in charge of a principal business unit, division or function including sales, finance or production; or (c) performing a policy-making function in respect of the Company.

2 National Instrument 52-110 Audit Committees defines “independence” as having no direct or indirect material relationship with the issuer, and a “material relationship” as a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.  Specific individuals considered to have a material relationship with an issuer include:

(a)

an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)

an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)

an individual who (i) is a partner of a firm that is the issuer’s internal or external auditor, (ii) is an employee of that firm, or (iii) was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

2.

a majority of the directors being independent;

3.

delegation of the lead role in the director selection/evaluation process to the Nominating Committee and the lead role in the CEO evaluation process to the Corporate Governance and Compensation Committee;

4.

all committees of the Board being constituted with a majority of independent directors, and solely with independent directors if possible; and

5.

the Board should appoint its chair (the “Chair of the Board”) from among its independent members.

In the event that the Chair of the Board is also a member of management of the Company, the Board will also elect a “Lead Director” from among the independent directors.  Either an independent Chair of the Board or an independent Lead Director will act as the effective leader of the board and ensure that the Board’s agenda will enable it to successfully carry out its duties.

Corporate Strategy

Management is responsible for the development of an overall corporate strategy to be presented to the Board.  The Board’s role is to ensure that there is a strategic planning process that takes into account the opportunities and risks of the business of the Company, and then review, question, validate, and ultimately approve the strategy and monitor its implementation.  This will entail the Board’s reviewing with management the mission of the business in conjunction with management’s objectives and goals and the strategy by which it proposes to reach those goals, and will include the Board:

1.

participating with management in the development of, and ultimately approving, the Company’s strategic plan on an annual basis;

2.

approving the annual business plans that enable the Company to realize its objectives;

3.

approving the annual capital and operating budgets which support the Company’s ability to meet its strategic objectives;

4.

approving the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

5.

approving material divestitures and acquisitions; and

6.

monitoring the Company’s progress towards its goals, and revising and altering its direction through management in light of changing circumstances.

Risk Management

The Board is responsible for identifying, with management, the principal risks of the Company’s business and reviewing, approving and monitoring the implementation of appropriate systems to manage those risks.  This will include an assessment and evaluation of information provided by management and others (for example, internal and external auditors) about the effectiveness of management control systems, an understanding of principal risks, the impact of risks on the Company’s strategic plan and a determination of whether the Company is achieving a proper balance between risk and returns.

(d)

an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual (i) is a partner of a firm that is the issuer’s internal or external auditor, (ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or (iii) was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e)

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee;

(d)

an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years;

(e)

an individual who accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(f)

an individual who is an affiliated entity of the issuer or any of its subsidiary entities.

Reference should be made to National Instrument 52-110 for the other circumstances in which an individual will be considered to have a material relationship with an issuer.

Succession Planning

The Board considers succession planning and management development to be an ongoing process, including annual reports to the Board by the CEO.  The CEO’s views as to a successor in the event of unexpected incapacity should be discussed regularly with the Corporate Governance and Compensation Committee, which will lead the development of a succession plan for the Company, including plans for the appointment, training and monitoring of senior management.

Communications

As it is critical that the Company maintain effective communications with other parties, particularly shareholders, regulatory authorities and the public, the Company has implemented the Disclosure Policy.  The Board generally feels that it is the function of management to speak for the Company in its communications with other parties, but the Board acknowledges that it is responsible for oversight of the Company’s communications and maintenance of effective communication and for monitoring compliance with the Disclosure Policy.  In this regard its responsibilities will include:

1.

ensuring the Company has in place effective, productive and appropriate communication processes, particularly with shareholders, regulatory authorities and the public;

2.

ensuring that the financial performance of the Company is adequately reported to shareholders and regulatory authorities on a timely and regular basis;

3.

ensuring the timely reporting of any developments that have a significant and material impact on the Company, the value of its securities or its financial position;

4.

reporting annually to shareholders on the Board’s stewardship for the preceding year (generally, via the Company’s Annual Report);

5.

ensuring the Company has in place systems that accommodate feedback from shareholders, including a process which enables shareholders to directly contact an independent director; and

6.

reviewing and approving the content of the Company’s major communications to shareholders and the investing public, including the Annual Report, the Management Information Circular, the Annual Information Form and any prospectuses that may be issued.

Financial and Corporate Issues

The Board is responsible for overseeing and resolving financial and corporate issues as they arise.  This will include

1.

directing management to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

2.

approving and monitoring compliance with all significant policies and procedures by which the Company is operated;

3.

directing management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

4.

reviewing significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment);

5.

overseeing the implementation and ongoing quality and integrity of the Company’s accounting and financial reporting systems, management information systems and internal controls;

6.

reviewing operational and financial performance;

7.

approving annual and quarterly financial statements and management’s discussion and analysis and approving their release by management;

8.

approving material agreements and other documents;

9.

declaring dividends;

10.

approving financings, including the issue and repurchase of shares, issue of debt securities, listing of shares and other securities;

11.

recommending changes to the Company’s authorized share capital;

12.

recommending to shareholders the appointment of external auditors and approving auditors’ fees; and

13.

approving the commencement or settlement of litigation that may have a material impact on the Company.

Evaluation of the Chief Executive Officer

Annual assessment of the CEO’s performance and compensation will generally be delegated to the Corporate Governance and Compensation Committee.

Board Size and Composition

The Board is committed to reviewing its size regularly and will seek to maintain the number of directors which is appropriate for the size of the Company and sufficient to provide an appropriate mix of backgrounds and skills for the stewardship of the Company.  In general, the Board believes smaller boards are more cohesive and work more effectively than larger Boards.

A majority of the directors comprising the Board should be independent directors.  In the Board’s view, there is no implication that a non-independent director makes less of a contribution to the Company than an independent director or that a non-independent director cannot or does not act independently or in the best interests of the Company.  However, any director who is an independent director and whose circumstances change such that he or she might be considered to be a non-independent director must promptly advise the Board of the change in circumstances.  The determination of which directors are non-independent and independent will be delegated to the Nominating Committee.

At all meetings of the Board every question will be decided by a majority of the votes cast.  In case of an equality of votes, the Chair of the Board will not be entitled to a casting vote.

Criteria for Board Membership

The Nominating Committee will annually review the general and specific criteria applicable to candidates to be considered for nomination to the Board.  The objective of this review will be to maintain the composition of the Board in a way that provides the best mix of skills and experience to guide the long term strategy and ongoing business operations of the Company.  This review will take into account the desirability of maintaining a reasonable diversity of background skills and experience and personal characteristics among the directors, along with the key common characteristics required for effective Board participation.

Selection of New Directors

The Board, with the assistance of the Nominating Committee, is responsible for identifying suitable candidates to be recommended for election to the Board by the shareholders.

The Nominating Committee has the responsibility of gathering the names of potential nominees, screening their qualifications against the current skill and experience needs of the Board and making recommendations to the full Board.  All directors are encouraged to identify potential candidates to the Nominating Committee.

Director Retirement Age

There is no retirement policy for directors.

Board Meetings and Agendas

The Board will meet a minimum of four times per year, at least once every quarter, and may call special meetings as required.

The Chair of the Board, in conjunction with the CEO, will develop the agenda for each Board meeting.  Under normal circumstances, the agenda and materials for the meeting will be distributed to directors not less than three business days before the meeting.  All directors are free to suggest additions to the agenda.

Meetings of Independent Directors

At the end of each Board meeting, the independent directors will meet without the non-independent directors and management being present.  This will provide the independent directors with an opportunity to raise and discuss issues that they did not wish to discuss with management present and ensure that the Board functions effectively and independently of management.

Board Information

Reports may be presented during Board meetings by directors, management or staff, or by invited outside advisors.  Presentations on specific subjects at Board meetings will briefly summarize the material sent to directors, so as to maximize the time available for discussion on questions regarding the material.

It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it would not be prudent or appropriate to distribute written material in advance.

Non-Directors at Board Meetings

The Board appreciates the value of having certain non-directors, including senior members of management or experts and consultants attend Board meetings when necessary to provide information and opinions to assist the directors in their deliberations.

The Chair of the Board will determine which non-directors will attend Board meetings, and for which agenda items.

Position Descriptions

The Board is responsible for developing clear position descriptions for the Chair of the Board and the chair of each committee of the Board. In addition, the Board, together with the CEO, will develop a clear position description for the CEO, which includes delineating management’s responsibilities. The Board will also develop or approve the corporate goals and objectives that the CEO is responsible for meeting.

Committees

Committees are struck and disbanded at the discretion of the Board, and notwithstanding the mandate of any committee, the members of a committee will hold such office at the pleasure of the Board.

Committees analyze in greater depth policies and strategies developed by management, which are consistent with their mandates.  They examine proposals and, where appropriate, make recommendations to the full Board.  A committee will operate in accordance with a Board approved written mandate outlining its duties and responsibilities, and will not take action or make decisions on behalf of the Board unless specifically mandated to do so.

Each committee will undertake a comprehensive review of its mandate each year.  In addition, each year the Board will review the mandate for all committees to ensure that together they meet the needs of the Company, and will recommend the addition or deletion of committees as necessary.

Board Contact with Senior Management

All of the directors have open access to senior management of the Company.  The Board also encourages individual directors to make themselves available for consultation with senior management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

Written communications from directors to members of senior management will be copied to the CEO.

The Board will conduct periodic reviews of its relationship with senior management of the Company.

New Director Orientation

New directors will be provided with a comprehensive orientation program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings and opportunities for meetings and discussion with senior management and other directors.  The purpose of such program is to ensure that new directors fully understand the role of the Board and the committees of the Board, as well as the nature and operations of the business of the Company.  The details of the orientation of each new director will be tailored to that director’s individual needs and areas of interest and will also include a description of the expected contribution of the new director, including the commitment of time and resources expected.

Continuing Education

Continuing education opportunities will be provided for directors, so that directors may maintain or enhance their skills and abilities as directors and ensure their knowledge and understanding of the Company’s business remains current.

Assessing Performance

The Board has delegated to the Nominating Committee the responsibility for carrying out a review and assessment of the overall performance, effectiveness and contributions of the Board, its committees (other than the Nominating Committee) and individual directors on an annual basis.  Such review and assessment will take into account, in the case of the Board or a committee, its mandate and, in the case of an individual director, the applicable position description as well as the competencies and skills each individual director is expected to bring to the Board.  The objective of this review will be to facilitate a continuous improvement in the execution of responsibilities of the Board, its committees and individual directors.

The Board will be responsible for carrying out a review and assessment of the overall performance, effectiveness and contributions of the Nominating Committee on an annual basis.  Such review and assessment will take into account the mandate of the Nominating Committee.  The objective of this review will be to facilitate a continuous improvement in the execution of responsibilities of the Nominating Committee.

Director Compensation

The Corporate Governance and Compensation Committee will review the compensation of the directors each year and will make recommendations to the Board for consideration when it believes changes in compensation are warranted.

Limits to Management Authority

From time to time, the Board may establish limits on management’s authority dependant on the nature and size of proposed transactions.  These limits will permit some flexibility within approved budgets, but otherwise must not be exceeded without Board approval.

Oversight of Corporate Governance Practices

The Corporate Governance and Compensation Committee will be responsible for conducting periodic reviews of the Company’s corporate governance policies and making policy recommendations aimed at enhancing Board and committee effectiveness.

The Board will review the disclosure of the Company’s corporate governance practices in any documents in which such disclosure is included.

Outside Advisors for Individual Directors

Occasionally individual directors may need the services of an advisor to assist on matters involving their responsibilities as a Board member.  The Board has determined that any director who wishes to engage an outside advisor at the expense of the Company will first obtain the authorization of the Chair of the Board or the Nominating Committee, unless such authorization is expressly permitted by the mandate for the relevant committee of which such director is a member.

General Legal Obligations

The Company is governed by the Business Corporations Act (British Columbia) (the “BCBCA”), which also contains a number of provisions applicable to the Board’s responsibilities.  These include:

1.

a duty to manage or supervise the management of the business and affairs of the Company (BCBCA s.136(1));

2.

a duty to act honestly and in good faith with a view to the best interests of the Company (BCBCA s.142(l)(a)); and

3.

a duty to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances (BCBCA s.142(1)(b)).

FINANCIAL STATEMENTS REQUEST FORM

NOTICE TO SHAREHOLDERS OF OROMIN EXPLORATIONS LTD.

You may choose to receive the Company’s financial statements by simply completing the information below and returning this notice to the Company.

Offering you the option to receive the Company’s financial statements is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them.  Ultimately, the choice is yours.  As long as you remain a shareholder, you will receive this notice each year and will be required to renew your request to receive the Company’s financial statements.

_______

Please add my name to the mailing list for the Company so that I may receive the interim financial statements and related MD&A for the ensuing year.

_______

Please add my name to the mailing list for the Company so that I may receive the annual financial statements and related MD&A for the ensuing year.

TO:

OROMIN EXPLORATIONS LTD. (the “Company”)

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company’s Financial Statement Mailing List in respect of its financial statements.

________________________________________

Name (Please print)

________________________________________

Address

________________________________________

City/Province (or State)/Postal Code

________________________________________

______________________________

Signature of shareholder, or if shareholder is a company,

Dated

signature of authorized signatory.

Please complete and return this document as indicated below.  As the mailing list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

OROMIN EXPLORATIONS LTD.

2000 – 1055 W. Hastings Street

Vancouver,  B.C.  V6E 2E9  Canada

Fax: (604) 331-8773

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

________________________________________

E-mail address (optional)

OROMIN EXPLORATIONS LTD.
9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special General Meeting to be held on July 14, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 a.m., Pacific Time on Friday, July 10, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone	• Go to the following web site:
telephone.	www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder
I/We, being holder(s) of Oromin Explorations Ltd. hereby appoint(s): Chet Idziszek, President of the Company, or failing him James G. Stewart, Secretary of the Company,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of shareholders of Oromin Explorations Ltd. to be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, Canada, on Tuesday, July 14, 2009 at 10:00 a.m. (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY  HIGHLIGHTED TEXT  OVER THE BOXES.

	For	Withhold

1. Set the Number of Directors
To set the number of Directors at seven (7).	☐	☐

-------Fold

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Derek Bartlett	☐	☐	02. Robert H. Brennan	☐	☐	03. Nell M. Dragovan	☐	☐

04. Chet Idziszek	☐	☐	05. Robert Sibthorpe	☐	☐	06. James G. Stewart	☐	☐

07. Douglas Turnbull	☐	☐

	For	Withhold

3. Appointment of Auditors
Appointment of Davidson & Company LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Withhold

4. Stock Option Plan
To approve the New Stock Option Plan, as more fully set forth in the Information Circular accompanying this proxy.	☐	☐

-------
Fold

	For	Withhold

5. Transact Other Business
To transact such other business as may properly come before the Meeting.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD / MM / YY

0 6 8 6 0 9	A R 0	O L E Q

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com
June 19, 2009	Trading Symbol: TSX – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN EXPLORATIONS LTD. ANNOUNCES CLOSING OF PRIVATE PLACEMENT OF

COMMON SHARES FOR GROSS PROCEEDS OF C$20,000,000

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN THE UNITED STATES. THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

Vancouver, B.C., June 19, 2009 - Oromin Explorations Ltd. (TSX:OLE; OTC/BB-OLEPF) (the “Company”) announces that it has completed its previously announced brokered private placement financing for gross proceeds of $20,000,000. The private placement consisted of the issuance of 28,571,429 common shares (“Shares”) of the Company at a price of $0.70 per Share. The offering was completed by a selling group which was led by Toll Cross Securities Inc. and which included Arbuthnot Securities Limited, Dahlman Rose & Company, LLC and Research Capital Corporation (together, the “Agents”). The Agents received a cash commission of $1.26 million.

The Shares issued pursuant to the private placement are subject to a four-month hold period that expires on October 20th, 2009.

The net proceeds will be used primarily for the Company’s Sabodala gold project in Sénégal as well as for general working capital and for its Santa Rosa Dome oil and gas project in Argentina.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF), please visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

June 19, 2009

Item 3.

Press Release

June 19, 2009, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer announces completion of private placement of common shares.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 19th day of June, 2009.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com
June 19, 2009	Trading Symbol: TSX – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN EXPLORATIONS LTD. ANNOUNCES CLOSING OF PRIVATE PLACEMENT OF

COMMON SHARES FOR GROSS PROCEEDS OF C$20,000,000

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN THE UNITED STATES. THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

Vancouver, B.C., June 19, 2009 - Oromin Explorations Ltd. (TSX:OLE; OTC/BB-OLEPF) (the “Company”) announces that it has completed its previously announced brokered private placement financing for gross proceeds of $20,000,000. The private placement consisted of the issuance of 28,571,429 common shares (“Shares”) of the Company at a price of $0.70 per Share. The offering was completed by a selling group which was led by Toll Cross Securities Inc. and which included Arbuthnot Securities Limited, Dahlman Rose & Company, LLC and Research Capital Corporation (together, the “Agents”). The Agents received a cash commission of $1.26 million.

The Shares issued pursuant to the private placement are subject to a four-month hold period that expires on October 20th, 2009.

The net proceeds will be used primarily for the Company’s Sabodala gold project in Sénégal as well as for general working capital and for its Santa Rosa Dome oil and gas project in Argentina.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF), please visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES